Exhibit 99.1

Confidential property: Not to be used without written authorization from Health Science Communications. Corporate Presentation March 2017

2 Forward - Looking Statements This presentation contains “forward - looking statements.” These statements include words like “may,” “expects,” “believes,” “plans,” “scheduled,” and “intends,” and describe opinions about future events. These forward - looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. BioLineRx has filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus for more complete information about BioLineRx and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BioLineRx, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request if from JMP Securities LLC, 600 Montgomery Street, Suite 1100 , San Francisco, CA 94111 , Attention: Equity Syndicate or by calling (415) 835 - 8900 .

4 • Drug development company focused on oncology & immunology: – BL - 8040 (CXCR4 antagonist) with robust clinical program in immuno - oncology, AML and bone marrow transplantation – AGI - 134 (alpha - Gal immunotherapy) activating a patient - specific, anti - tumor response to patient’s own cancer neo - antigens – Immunology/fibrosis franchise under collaboration with Novartis Pharma • Significant collaborations with leading pharma companies – Strategic collaboration with Novartis for joint development of innovative assets – Immunotherapy collaboration with Genentech in multiple oncology indications (BL - 8040 & Atezolizumab) – Immunotherapy collaboration with Merck in pancreatic cancer (BL - 8040 & Keytruda) BioLineRx Snapshot

5 OTHER Main Pipeline Assets PROJECT INDICATION PARTNERS PRE - CLINICAL PHASE 1 PHASE 2 PHASE 3 REGULATORY APPROVAL CANCER IMMUNOLOGY Consolidation AML Maintenance AML Gastric cancer Non - small cell lung cancer Pancreatic cancer Pancreatic cancer Stem - cell mobilization Type 1 diabetes NASH Liver failure diseases Dry eye syndrome BL - 8040 BL - 9020 BL - 1210 BL - 5010 Regional out - license to Perrigo Developed under strategic collaboration with Novartis Collaboration with JHL for China and Southeast Asia Immunotherapy collaboration with Merck (Pembrolizumab) Immunotherapy collaboration with Genentech (Atezolizumab) Skin Lesions Developed under strategic collaboration with Novartis BL - 1220 BL - 1230 Developed under strategic collaboration with Novartis AGI - 134 Solid tumors

Confidential property: Not to be used without written authorization from Health Science Communications. BL - 8040 Best - in - class CXCR 4 antagonist for treatment of multiple oncology indications

7 BL - 8040 Highlights • Best - in - class CXCR 4 antagonist – Platform molecule with MOA relevant in multiple tumors – Most advanced compound targeting CXCR 4 • Partnerships with leading companies and institutions (Genentech, Merck, MDACC) • Multiple clinical studies ongoing or in final planning stages – Multiple studies under immunotherapy partnerships with Genentech and Merck ▪ Data readouts in 2017 and 2018 – Large phase 2 b study in AML consolidation treatment line running at full steam ▪ Data readout in H 2 2019 ; potential interim analysis in H 2 2018 – Initiation of phase 3 registrational study in autologous SCM planned for H 2 2017 • Received Orphan Designation from FDA for AML & SCM • Potential for multiple phase 3 studies under immunotherapy partnerships

BL-8040 Clinical Development Program

Pre-Clinical | Phase 1 | Phase 2 | Phase 3

Legend: ONGOING (orange) / PLANNED (blue)

STUDY	INDICATION	Program	Status
IMMUNOTHERAPY COMBINATION			
COMBAT	Pancreatic (Pembrolizumab)	Merck collab	Ongoing
BL-8040.11	Pancreatic (Pembrolizumab)	MDACC collab	Ongoing
MORPHEUS	Pancreatic (Atezolizumab)	H2/2017 initiation – Genentech collab	Planned
MORPHEUS	Gastric (Atezolizumab)	H2/2017 initiation – Genentech collab	Planned
MORPHEUS	NSCLC (Atezolizumab)	H2/2017 initiation – Genentech collab	Planned
ACUTE MYELOID LEUKEMIA (AML)			
BLAST	AML Consolidation		Ongoing
BATTLE	AML Maintenance (Atezolizumab)	H2/2017 initiation – Genentech collab	Planned
STEM CELL MOBILIZATION			
BL-8040.07	SCM as Single Agent (Allogeneic)		Ongoing
GENESIS	SCM (Autologous)	H2/2017 initiation	Planned

7

Confidential property: Not to be used without written authorization from Health Science Communications. BL - 8040 in Immuno - Oncology

10 Immunotherapy Collaboration with Genentech • Four phase 1b studies planned to investigate combination of BL - 8040 with Genentech’s Tecentriq TM (Atezolizumab - anti - PDL1 immune checkpoint inhibitor) – Genentech to sponsor and conduct three phase 1b studies in multiple solid tumors – BioLineRx to sponsor and conduct phase 1b study in (maintenance) AML – Open - label, repeated administration studies in up to 60 patients each • Study endpoints – Clinical response, safety and tolerability – Multiple pharmacodynamic parameters • Studies are expected to commence in H2 2017; partial results in H2 2018

11 Immunotherapy Collaboration with Merck • Phase 2 a study to examine combination of BL - 8040 with Merck’s Keytruda ® (anti - PD 1 immune checkpoint inhibitor) – Up to 30 patients with metastatic pancreatic adenocarcinoma – Open - label, single - arm trial with sites in the US, Israel and South Korea • Study endpoints – Clinical response, safety and tolerability – Multiple pharmacodynamic parameters, including ability to improve infiltration of T cells into tumor and their reactivity • Study commenced at end of Q 3 2016 – Partial results expected H 2 2017 – Top - line results expected H 2 2018

12 BL - 8040 ’s MoA in Cancer Immunotherapy • Immunostimulant - BL - 8040 is a powerful mobilizer of immune cells from the bone marrow and lymph nodes (T - cells, B - cells, immature dendritic - cells and NK - cells) • Potentiator - BL - 8040 increases infiltration of immune cells into tumors (exhibiting a synergistic effect with anti PD 1 /PD - L 1 immune checkpoint inhibitors) • Microenvironment modifier - BL - 8040 affects the tumor microenvironment by decreasing CXCR 4 - mediated migration of immune suppressor cells (i.e. MDSCs, Tregs) PD - L 1 /PD 1 CXCR4 SDF1 Immunosuppressive cells Tregs CD8+ CTL BL - 8040 PD 1 Ab PD - L 1 Ab PD1 or PD - L1 Ab. BL - 8040

13 BL - 8040 is a Powerful Mobilizer of Immune Cells (clinical data) BL - 8040 CD 56 +/CD 3 - NK - cells CD 3 + T - cells CD 19 + B - cells Placebo • Healthy volunteers were treated with BL - 8040 or placebo • Single administration of BL - 8040 triggered substantial mobilization • Long receptor occupancy results in prolonged effect (≥ 24 hours) Time post BL 8040 ( hr )

14 BL - 8040 Increases T - Cell Infiltration into Tumors (mice model) • Model: O rthotropic syngeneic tumors in pancreas of C 57 BL/ 6 male mice • Treatment with BL - 8040 for 10 consecutive days, starting PD 1 Ab on d 3 ( - /+) Treatment with BL - 8040 induces accumulation of CD 3 + T - cells in PDA tumors IHC: a CD 3

15 BL - 8040 Increases T - Cell Infiltration into Tumors (cont.) • FACS analysis confirmed enrichment of immune cells within the tumor * Tumor sections were enzymatically digested and single cell suspensions were analyzed by FACS ** Values in the table represent absolute cell count

16 BL - 8040 Affects the Tumor Microenvironment (CXCR 4 - SDF - 1 Immuno - Suppressive Role in Cancer) • SDF - 1 expression is an independent predictor of poor survival in cancer patients • CXCR4/SDF - 1 axis is the key pathway mediating the attraction of immuno - suppressive cells ( MDSCs , Tregs , pDCs ) to the tumor environment • CXCR4 inhibition selectively reduces infiltration of Tregs into tumors and inhibits the migration of MDSCs to the tumor Righi E. et al., Cancer Res 2011 ; Zou W et al., Nature Medicine, 2001 ; Obermajer et al., Cancer Res, 2011 Ovarian epithelial carcinoma cells express functional SDF - 1 CXCR 4 inhibition High CXCR4 expression in cancer – isolated MDSCs MDSCs migration is inhibited by CXCR4 blockade

Confidential property: Not to be used without written authorization from Health Science Communications. BL - 8040 in AML

18 BL - 8040 Mechanism of Action in AML • Binds CXCR 4 with high affinity ( 1 - 10 nM) • Maintains extended inhibition of CXCR 4 through long receptor occupancy (> 24 hours) • BL - 8040 induces apoptosis of AML blasts by down - regulation of survival factors • Bone - marrow clearance - eliminates minimal residual disease BL - 8040 directly induces apoptosis BL - 8040 sensitizes tumor cells to other drugs BL - 8040 Induces terminal differentiation of tumor cells BL - 8040 BL - 8040 + SOC BL - 8040 induces tumor cells mobilization

19 BL - 8040 in AML – Background and Direction • Company conducted successful proof - of - concept phase 2a study in relapsed/refractory AML (45 patients) – Showed robust bone marrow clearance, induction of apoptosis and terminal differentiation of AML cells – Excellent safety and tolerability 38% 20% 0% 5% 10% 15% 20% 25% 30% 35% 40% BL - 8040 AND CYTARABINE CYTARABINE (HISTORICAL) Composite Remission Rate

20 AML – Clinical Development Status • Results support accelerated development in AML space with potential for elimination of minimal residual disease (MRD) • Consolidation AML phase 2b study ongoing – 194 patients, double - blind, placebo controlled at ~25 sites in Germany – Enrollment ongoing: potential interim results in 2018; top - line results by end of 2019 • Maintenance AML phase 1b study (under Genentech collaboration) in late planning stages – Combination with Atezolizumab as maintenance therapy for high - risk, elderly AML patients – Up to 60 patients, open label study at multiple leading sites in the US – Expected to commence in H2 2017

Confidential property: Not to be used without written authorization from Health Science Communications. BL - 8040 in SC Mobilization

22 Stem Cell Mobilization for Autologous Transplantation • G - CSF is current standard for autologous stem cell mobilization – 4 - 6 daily injections of G - CSF, plus 1 - 4 apheresis sessions required – 50 - 70 % of patients are poor mobilizers – For poor mobilizers, 1 - 4 daily injections of Mozobil on top of G - CSF are required • Fast route to registration in autologous SCM – Prior understandings with regulatory authorities in multiple myeloma and NHL – Confirmatory meeting with FDA planned for Q 2 2017 – Registrational study planned to commence in H 2 2017 • Phase 2 allogeneic transplantation study ongoing as complementary indication – Successful partial results recently announced ▪ Single injection of BL - 8040 mobilizes sufficient amounts of cells without need for G - CSF ▪ All transplant recipients experienced successful neutrophil engraftment ▪ Recipients to be followed for one year to assess acute and chronic GVHD events – Topline results by end of 2017

23 BL - 8040 is Powerful Mobilizer of CD34+ Cells • Substantial HSC mobilization from BM to PB was recorded • Consistent pattern of mobilization across all subjects treated with BL - 8040 Time post BL - 8040 ( hr ) BL - 8040:

24 Single BL - 8040 Administration Results in Robust Collection of Stem Cells Using Single Apheresis Subject # Whole blood processed (L) % CD34+ cells CD34+/KG (Donor weight) CD34+/KG (70kg recipient weight) 5001 9.8 0.75 4,091,848 5,091,429 5002 16.0 1.01 11,964,615 11,998,800 5003 16.6 0.85 13,667,866 14,917,500 5004 16.2 0.76 10,154,834 11,794,114 5005 16.6 0.78 11,366,255 15,230,781 5006 16.5 0.87 13,068,548 14,711,451 5007 17.5 0.64 11,076,197 9,652,114 5008 16.7 0.61 9,623,736 9,994,937 Median 16.5 ± 2.3 L 0.77 ± 0.13% 11.2 x 10 6 ( ± 2.8 x 10 6 ) 11.9 x 10 6 ( ± 3.5 x 10 6 ) • Leukapheresis started 4 hrs post BL - 8040 injection using the Spectra Optia ® Apheresis System • The amount of collected stem cells was higher than 11 x 10 6 per kg CD 34 +/µL ; WBC x 10 3 / µL Time post BL - 8040 CD 34 + PB levels 24 hr post BL - 8040 are still high even after leukapheresis

CXCR4 Competitor Landscape

Compound (Company)	Dev. Stage	Molecule Type	Indications (under development)	AML	SCM	IO
BL-8040 (BioLineRx)	Phase 2	Peptide (sc)	Auto/Allo SCM; AML (r/r, consolidation, maintenance); Solid tumors (gastric, pancreatic, NSCLC)	Ph 2	Ph 3 ready	Ph 1/2 (+Pembro/+Atezo)
Mozobil (Genzyme\ Sanofi)	Launched	Small molecule (IV)	Auto SCM; AML; Solid tumors (pancreatic, ovarian and colorectal cancers)	Ph 1/2	Launched	-
LY-2510924 (Eli Lilly)	Phase 2	Peptide (IV)	r/r AML; solid tumors	Ph 1	-	Ph 1 (+Durvalumab)
Ulocuplumab (BMS)	Phase 2	Ab (IV)	AML	Ph 1/2	-	Terminated
X4P-001 (X4 Pharmaceuticals)	Phase 2/3	Small molecule (oral)	WHIM syndrome; RCC, melanoma; ovarian cancer	-	-	Ph 1/2 (+Pembro/+Nivo)

24

26 BL - 8040 Mozobil Ulocuplumab Affinity for CXCR4 1 - 10 nM 84 nM 5nM CXCR4 Binding site Extracellular domains in the CXCR4 receptor Trans - membrane regions in the CXCR4 receptor Extracellular domains in the CXCR4 receptor Molecule Type Peptide Small molecule Ab Plasma half - life 1 - 3 hr ~3 - 5 hr More than 24hr Receptor occupancy More than 24 hr ~2 hr Not published Cancer Cell Death Remarkable apoptosis in samples from clinical study patients (Phase 2 study rrAML ) Has no effect on cancer cell apoptosis ( Reum H et al., 2015) Apoptosis of AML cells. Modest effect in patients. (ASH 2013) Mobilization (fold increase leukocytes/ blast) 4/8 (Phase 2 in rrAML ) 1.8/2.8 ( Uy G.L. et al., Blood 2017; Phase 1/2 in rrAML ) 2/5 (Becker P.S. et al; Blood 2014; Phase1 in rrAML ) T - Cell Infiltration into Tumors Infiltration was demonstrated in preclinical murine models Infiltration was demonstrated in preclinical murine models Not published Other remarks re BL - 8040 (Abraham M et al., 2017) : • BL - 8040 induces apoptosis of AML blasts by down - regulating ERK BCL - 2, MCL - 1 and cyclin - D1 • BL - 8040 synergizes with FLT3 and BCL - 2 inhibitors to induce AML cell death Superior Neutral Inferior BL - 8040 is Best - in - Class vs. Competitors

27 BL - 8040 Summary • Most advanced antagonist of CXCR 4 , an exciting and validated target • Robust platform for multiple oncology indications – Immunotherapy – AML – Stem - cell mobilization/transplantation • Significant efficacy demonstrated in numerous clinical studies • Partnerships with Genentech and Merck in immuno - oncology • Registrational study in autologous SCM expected to start in H 2 2017

Confidential property: Not to be used without written authorization from Health Science Communications. AGI - 134 Alpha - Gal immunotherapy, activating anti - tumor response to patient’s own neoantigens

29 Agalimmune Acquisition Overview • Agalimmune is privately - held, UK - based immuno - oncology company – Early - stage alpha - Gal - related immuno - oncology pipeline – Complementary R&D capabilities, strengthening BLRX immunology/oncology focus and expertise – Established collaborations with leading UK research institutions • Principal asset – AGI - 134 , a novel immuno - oncology agent for solid tumors – Unique technology: Transforming cold into hot tumors, targeting patient’s own neoantigens – Near - clinical stage (< 12 months to Phase 1 initiation) • Agalimmune becomes wholly owned subsidiary of BLRX – Upfront payment - $ 6 M; 50 / 50 split cash and BLRX shares – Future development and commercial milestones payments – 50 / 50 split cash and BLRX shares

30 AGI - 134 Highlights • Unique mechanism harnessing naturally occurring immune machinery • Promotes systemic anti - tumor response against patient’s own tumor antigens • Applicable for large array of tumors • Targets primary tumor, as well as existing and potentially future metastases • Reduces immuno - suppressive nature of tumor microenvironment • Near - clinical stage (following pre - IND meeting) – Phase 1 in multiple solid tumors expected to initiate in H1 2018; final preparations underway • Proposed initial indications: melanoma, liver, head and neck, colorectal, breast cancer, lymphoma – Studies to include substantial biomarker identification

31 AGI - 134 Mechanism of Action Transforming cold into hot tumors, targeting patient’s own neoantigens Coating of tumor cells by AGI - 134 Tumor destruction Intra - tumoral injection of AGI - 134 Binding of anti - a Gal antibodies Initial cell death Spillage of tumor - associated antigens Alteration of tumor microenvironment Increased uptake by antigen presenting cells Stimulation & recruitment of T cells Antigen presenting cell Tumor cell AGI - 134 NK cell C3a / C5a Neoantigens T cell C 1 q anti - a Gal

32 AGI - 134 : Key Efficacy Findings – In vitro and in vivo studies have validated the underlying steps of the MOA – A single dose of AGI - 134 demonstrated an systemic effect by protecting mice from secondary tumor development for over 90 days – Combination of AGI - 134 with immune checkpoint inhibitor (PD - 1 ) gave increased efficacy over either agent alone

33 AGI - 134: Unique MOA Among Intratumoral Agents Oncolytic viruses PAMPs AGI - 134 Injected tumor cells identified by naturally occurring pre - existing antibodies Antibody - bound tumor cells destroyed by activated complement and ADCC Tumor neoantigens release by spilling Antibody - activated complement system creates pro - inflammatory milieu in the tumor microenvironment Complement chemo - attractants recruit immune cells to the tumor Activation of antigen presenting cells and increased (APCs) uptake of tumor antigens APCs induce a follow - on systemic immune response by the stimulation and clonal expansion of T cells

34 AGI - 134 Summary • Novel and demonstrated mechanism of action • Technology potential – Addresses a wide range of poorly treated solid tumors – Transforms “cold” into “hot” tumors – Targets patient’s neoantigens • Clinical lead with strong pre - clinical efficacy and safety profile • Clear development pathway discussed with MHRA and FDA • Near - clinical stage, with first - in - man study expected to initiate H 1 2018 • Phase 1 / 2 development plan designed to provide clear efficacy signals via comprehensive biomarker strategy • Demonstrated synergy with immune checkpoint inhibitors

Confidential property: Not to be used without written authorization from Health Science Communications. Corporate

36 BioLineRx Management • Philip A. Serlin, CPA, MBA – Chief Executive Officer – Served as the Company’s CFO and COO from 2009 to 2016 . Previously CFO and COO of Kayote Networks and CFO of Tescom Software Systems Testing. Background includes senior positions at Chiaro Networks and at Deloitte in Tel Aviv, and at the SEC in Washington, D.C. • Mali Zeevi , CPA – Chief Financial Officer – Served as the Company’s Senior Director of Finance and Reporting 2009 - 2016 . Previously Vice President Finance at Tescom Software Systems Testing and manager at PriceWaterhouseCoopers. • David Malek , MBA – Chief Business Officer – Joined the Company in 2011 as Vice President of Business Development. Previously in various management positions at Sanofi - Aventis, including Director of Oncology - New Products and Business Development. • Ella Sorani, PhD – VP Development – Joined the Company in January 2017 . Previous 16 years served in a number of management positions in the global R&D division at Teva Pharmaceutical Industries. In most recent position, led global development of one of Teva’s leading innovative late stage compounds. • Abi Vainstein, MD – VP Clinical and Medical Affairs – Served as the Company’s Senior Medical Director from 2014 to 2016 . Previously Director and Clinical Program Leader for COPAXONE®, and several other senior medical positions at Teva Pharmaceutical Industries.

37 Strategic Collaboration with Novartis • Novartis selected BLRX as its partner for asset identification and early development – Exclusive first look at all Israeli - based projects scouted by BioLineRx – Co - develop selected projects through clinical proof - of - concept (POC) • Unique collaboration provides lasting shareholder value and key insights • Financial highlights: – Upfront $10 million equity investment in BLRX – Upon selection of clinical project (or when a project reaches IND), BioLineRx receives: ▪ $5 million option fee (non - dilutive) ▪ 50% of remaining R&D expenses up to POC (in equity at a premium to market) – Novartis receives right of first negotiation for full out - license upon clinical POC

38 • Cash position – $ 36 million as of December 31 , 2016 – Existing financial resources fund operational requirements into 2019 • Capital structure – Traded on NASDAQ and TASE (Symbol: BLRX) – 62 million shares outstanding; 70 million fully diluted – US shareholders represent ~ 70 % of investor base, including key life - sciences investors ▪ Novartis is largest shareholder; holds ~ 8 % of Company • Other – ~ 50 employees, approximately 2 / 3 with advanced degrees – Analyst coverage: JMP Securities, HC Wainwright, Maxim Group, Roth Capital Financial Summary

39 Principal Expected Development Milestones in 2017 / 2018 2018 2017 BL - 8040 (Autologous SCM) phase 2 / 3 initiation BL - 8040 (Pancreatic Cancer) phase 2 partial results BL - 8040 (Allogeneic SCM) phase 2 partial results BL - 8040 (Allogeneic SCM) phase 2 completion BL - 8040 (AML Maintenance) phase 1 b initiation BL - 8040 (Multiple Solid Tumors) phase 1 b initiation BL - 8040 (Pancreatic Cancer) phase 2 top - line results BL - 8040 (AML Consolidation) phase 2 b interim analysis Does not include milestones expected from newly in - licensed programs BL - 8040 (AML Maintenance) phase 1b partial results BL - 8040 (Multiple Solid Tumors) phase 1 b partial results AGI - 134 (Multiple Solid Tumors) phase 1 / 2 initiation √

40 Takeaways…… • Focus on oncology and immunology (mainly immuno - oncology) • 9 clinical studies ongoing or planned for next 12 - 18 months • Read - out from 3 - 4 phase 2 studies over next 12 - 18 months • Significant collaborations with 3 of the leading pharma companies in the world • Anticipated new clinical and advanced pre - clinical compounds to enter pipeline • Continued execution of strategic transactions as opportunities arise

41 Thank You

Confidential property: Not to be used without written authorization from Health Science Communications. Supplemental/background slides

43 r/r AML – Phase IIa Study (completed) A Phase IIa , Multicenter, Open - label Study Designed to Evaluate Safety and Efficacy Profile of Repeated Escalating Doses of BL - 8040 in Adult Subjects with Relapsed or Refractory Acute Myeloid Leukemia Study design: – Dose escalation phase – 3 + 3 design, 6 escalating doses ( 6 cohorts, 0.5 - 2 mg/kg) – Expansion phase: expand safe, efficacious dose group ( 1.5 mg/kg) Treatment: – 2 consecutive days of BL - 8040 monotherapy – 5 days of BL - 8040 + Chemotherapy Endpoints: – To assess the safety and tolerability of BL - 8040 as monotherapy and when combined with high - dose Ara - C in AML adult subjects with relapsed or refractory disease – To assess the clinical efficacy (response rates) – To assess the apoptotic effect of BL - 8040 on leukemic blasts – To assess the effect of BL - 8040 on mobilization of AML blasts to peripheral blood (PB) – To assess the single and multiple dose pharmacokinetic profile of BL - 8040

44 Phase IIb - Consolidation Treatment for AML Patients A Phase II, double - blind, placebo controlled, randomized, multicenter study to assess the efficacy of BL - 8040 in AML patients in first complete remission Treatment • Two or three cycles (age based) of consolidation with high - dose Ara - C together with BL - 8040 or Placebo. • Ara - C 1 g/m 2 per dose for patients older than 60 years and 3 g/m 2 for patients younger than 60 years. Ara - C is administered IV twice a day ( 10 am and 10 pm) over 3 hours on day 1 , 3 and 5 . • BL - 8040 or Placebo is administered SC at 8 a.m. on days 1 , 2 , 3 , 4 and 5 of each consolidation cycle. Endpoints • To compare the Relapse Free Survival (RFS) 3 , 6 , 9 , 12 and 18 months after randomization • To assess the toxicity, safety and tolerability of BL - 8040 in combination with high - dose Ara - C • To assess MRD (by FACS/PCR) at time of enrollment and during the follow up period ( 3 , 6 , 9 , 12 and 18 months) • To assess overall survival (OS) as an open label extension

45 Phase IIa - Combination with Keytruda for PDAC • A phase IIa , multicenter, open - label study to Assess the Safety and Efficacy of BL - 8040 in Combination with Pembrolizumab in Patients with Advanced Pancreatic Cancer – The COMBAT study • Study Design – Open label, repeated administrations, multiple treatment cycles until progression • Treatment – Daily SC BL - 8040 injection as monotherapy for five consecutive days – Combination part - On day 8 start combination therapy consisting of SC BL - 8040 TIW and IV of Pembrolizumab E3W – The combination therapy will continue for up to two years, or until progression, clinical deterioration or early termination, wh ichever comes first • Endpoints – To assess Objective Response Rate (ORR) according to RECIST 1.1 criteria. – Progression - free and Overall survival – Safety and tolerability of the combination – Multiple pharmacodynamics parameters SCREENING BL - 8040 + PEMBROLIZUMAB REPEATED 21 DAY CYCLES UNTIL PROGRESSION BL - 8040 MONOTHERAPY BL - 8040 Pembrolizuma Cycle 1 Cycle 2 1 5 1 21 Biopsy 1 21 1 5 1 21 1 21 Imaging ( 1 - 15 pt ) (16 - 30 pt )

46 Phase IB/ ll - BL - 8040 and Atezolizumab Combination for Maintenance Treatment in AML patients A Phase Ib /II, Multicenter, Single Arm, Open - Label Study, To Evaluate the Safety and Efficacy of the BL - 8040 and Atezolizumab Combination for Maintenance Treatment in Subjects with Acute Myeloid Leukemia who are 60 Years or Older - The BATTLE Study Treatment • BL - 8040 - 1 . 25 mg \ kg, SC, days 1 - 3 • ATEZO - 1200 mg IV day 2 of each cycle • 1 Cycle = 21 Days treatment up to relapse • Up to 60 patients Endpoints Primary : • To demonstrate that the combination of BL - 8040 and atezolizumab prolongs the relapse free survival (RFS) time as compared to historical data . Secondary : • To demonstrate that the combination of BL - 8040 and atezolizumab reduces the Minimal Residual Disease (MRD) as compared to baseline . • To demonstrate that the combination of BL - 8040 and atezolizumab prolongs the Overall Survival (OS) time as compared to historical data . • To demonstrate that the combination of BL - 8040 and atezolizumab prolongs the time to first relapse as compared to historical data . Safety : • To demonstrate that the proposed combination is safe and tolerable . SCREENING BL - 8040 + ATEZO LIZUMAB REPEATED 21 DAY CYCLES UNTIL PROGRESSION BL - 8040 Atez olizumab Cycle 1 Cycle 2 1 21 Bone Marrow Biopsy 21 Bone Marrow Aspiration Will be done at baseline and Pre - dose at cycles 2,4,17 or (EOT) 2 3 1 2 3